

January 25, 2007

Mail Stop 7010

By U.S. Mail and facsimile to (713) 871-2024

Neal P. Kaufman
Chief Executive Officer
North American Technologies Group, Inc.
429 Memory Lane
Marshall, Texas 75672

> Re: **North American Technologies Group, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed January 3, 2007**
> **File No. 000-16217**

Dear Mr. Kaufman:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Proposal 2—Amendment to the Company's Certificate of Incorporation . . . ., page 15

1. We note that you are seeking to increase your authorized shares in order to issue shares underlying convertible securities. Therefore, you are deemed to be taking action with respect to the authorization and issuance of securities. See Note A to Schedule 14A. Therefore, you must provide the information called for by Items

11 and 13 of Schedule 14A. Pursuant to Item 13(a), please include financial
statements meeting the requirements of Item 310 of Regulation S-B. If you intend
to incorporate this information by reference, you must follow the procedures
specified in Items 13(b) and 13(c). Refer to Notes A and F, as well as Item 11(e),
of Schedule 14A.

2. Please revise your discussion of this proposal to state the aggregate consideration
received from the Securities Purchase Agreement as well as your intended use of
the proceeds. See Schedule 14A, Item 11(c).

As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the
filing;

• staff comments or changes to disclosure in response to staff comments do not
foreclose the Commission from taking any action with respect to the filing; and

• the company may not assert staff comments as a defense in any proceeding initiated
by the Commission or any person under the federal securities laws of the United
States.

In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

Please contact Matt Franker, Staff Attorney, at (202) 551-3749 with any questions. Alternatively, you may contact me at (202) 551-3767.

Sincerely,

Jennifer R. Hardy
Branch Chief

cc: John R. Boyer
       Rita Leader
       Boyer & Ketchand, PC
       Nine Greenway Plaza, Suite 3100
       Houston, Texas 77046-0904